Exhibit 99.1

FOR RELEASE: JULY 25, 2024 7:00 AM ET

Attention: Business Editors

VERSABANK TO PARTICIPATE IN 25th ANNUAL KBW COMMUNITY BANK INVESTOR CONFERENCE JULY 30-31, 2024 IN NEW YORK CITY

LONDON, ONTARIO/CNW/ – VersaBank (“VersaBank” or the “Bank”) (TSX: VBNK; NASDAQ: VBNK) today announced management will participate in the 25th Annual KBW Community Bank Investor Conference to be held July 30-31, 2024 in New York City. VersaBank management will participate in one-on-one meetings throughout the conference. Those interested in meeting with VersaBank should contact their KBW representative or VersaBank investor relations through Lawrence Chamberlain at lawrence.chamberlain@loderockadvisors.com.

About VersaBank

VersaBank is a Canadian Schedule I chartered (federally regulated) bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to- business model using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank has received all requisite regulatory approvals to proceed with its acquisition of a US OCC-licensed bank, which will enable it to launch its unique and proven Receivables Purchase Program in the world's largest point-of-sale financing market. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis.

VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors

Lawrence Chamberlain

416-519-4196

lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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